Via Facsimile and U.S. Mail
Mail Stop 6010


July 25, 2005


Mr. Marcel Kahn
Chief Financial Officer
SCOR
1, Avenue du General de Gaulle
92800 Puteaux, France

Re:	SCOR
	Form 20-F for Fiscal Year Ended December 31, 2004
	Filed April 29, 2005
	File No.  001-14925

Dear Mr. Kahn:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 20-F for Year Ended December 31, 2004

Item 4. Information on the Company

A. Business Overview

Reserves

Changes in Historical Reserves, page 41
1. We note from your filing that you have several commutations, which appear to have materially reduced your loss reserves. Pursuant to the requirements of Industry Guide 6, Disclosures Concerning Unpaid
Claims and Claim Adjustment Expense of Property-Casualty Insurance Underwriters, please disclose all your significant commutation and/or portfolio transfers and the effect each commutation and/or portfolio transfer had on your financial condition and results of operations.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Consolidated Results of Operations

Expenses, page 62

2. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

a. Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b. Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d. Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e. Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

B. Liquidity and Capital Resources

Liquidity and Capital Resources, page 67

3. Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

D. Contractual Obligations, page 72

4. We note that you have not included property-casualty and life reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition, please include interest payments on long term debt.

G. Critical Accounting Policies

Technical Reserves, page 73

5. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a. Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
b. If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.
d. For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:
* the number of claims pending at each balance sheet date;
* the number of claims reported for each period presented;
* the number of claims dismissed, settled, or otherwise resolved for each period;
* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
* the total settlement amount for each period;
* the cost of administering the claims;
* emerging trends that may result in future reserve adjustments;
and
* if management is unable to estimate the possible loss or range of loss, a statement to that effect.


6. We note from your disclosures on page 25 under the section titled,
World Trade Center Litigation, that a jury determined that the attacks on the World Trade Center were two distinct occurrences. We also note that as a result of this verdict you increase your reserves on a net basis only USD 41 million. Please disclose and tell us why you did not record an additional reserve that equaled the limit already established for a single occurrence loss.

7. We note that you set your claim reserves for assumed
reinsurance
operations based upon information received from the cedant.  If this
poses a potential for a higher degree of uncertainty in
establishing
the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate, and the effects and expected effects this uncertainty has or will have on
management`s judgments and assumptions in establishing the assumed
loss reserve.   Also please consider the following items which
could
help describe the uncertainty:

a. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
c. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
d. How management corrects for errors and omissions in establishing the loss reserves;
e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Premiums, page 73

8. We believe your disclosure in Management`s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise MD&A to include the following information.

a. Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.
b. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium estimate and what specific factors led management to believe this amount reflects management`s best estimate of assume premiums. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Restatement, page F-10
9. We note that your 2002 restatement resulted in a $68 million
(or
12%) decrease in net loss, but caused a 217% increase in net loss per share. Please disclose the changes to the calculation of the restated weighted average number of shares.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Marcel Kahn
SCOR
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